EXHIBIT 3


Date:      May 20, 1996

Contact:   Mark Zesbaugh
           (612) 525-6013


FOR IMMEDIATE RELEASE

LIFE USA HOLDING, INC. COMPLETES $30 MILLION LINE OF CREDIT AGREEMENT

                  MINNEAPOLIS, May 20 -- Life USA Holding, Inc. today announced that it has signed an agreement with two of its reinsurers under which Life USA will receive a long term line of credit. The only change to the agreement, first announced on April 18, 1996, is that the credit line has been increased from $25 to $30 million. Specific terms of the agreement were not disclosed.

                  Life USA indicated that any funds drawn against the line will be used to fund acquisitions that the company may make, capital contributions to LifeUSA Insurance Company or for capital expenditures.

                  LifeUSA Insurance Company is a wholly owned subsidiary of Life USA Holding, Inc. LifeUSA Insurance company is licensed to issue business in all states except New York and is represented by 120 marketing organizations. The stock of Life USA Holding, Inc. is traded on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol LUSA.